PMI VENTURES LTD.
2003 ANNUAL REPORT

PMI VENTURES LTD.
Annual Report

TABLE OF CONTENTS

Report to shareholders	2

Management's discussion and analysis	3

Independent Auditors' Report	14

Financial statements	15

Notes to financial statements	20

REPORT TO SHAREHOLDERS

Dear Shareholders,

In 2004, PMI Ventures Ltd. (the "Company") will continue the vision of our late president, Arthur T. Fisher. The Company will maintain the its drive to increase shareholder value through exploration and development of further gold mineralization discoveries on its Ashanti II Gold Project located along the axis of the Asankrangwa Gold Belt in southwestern Ghana.

The Company has made significant progress in its quest to discover a resource, with the exciting discoveries of new mineralized zones on Fromenda Grid B and on the Schoolhouse zone. Upon completion of the first phase of the 2004 diamond drill program the Company initiated 3DIP (deep sensing, three-dimensional geophysical program). This was a major milestone for the Company and we now anxiously await the results of that program before re-commencing our aggressive 2004 drill program.

Preliminary results from the 3DIP, along with the earlier discoveries provided the Company with the confidence to complete the buyout of the Fromenda concession. The entire interest of Fromenda Limited in this concession was transferred into the name of Adansi Gold Company (Gh) Ltd., the 100% own Ghanaian registered subsidiary of the Company which was established in early 2004.

Work programs completed to date on the Fromenda, have outlined significant, widely spaced areas of gold mineralization. With those results in hand, the Company looks forward to an active and exciting year working on the property.

New gold discoveries continue to be of strategic importance in the economies of the modern world. This prestigious metal offers great opportunities and rewards to those few companies who succeed in acquiring and developing new sources of supply.

The Company has gained many new shareholders and broadened its shareholder base over the past year. We welcome all of our new shareholders and thank them for their investment, their confidence in the Company and their continued support in 2004.

On behalf of the Board,

"Laurie Sadler"

Mr. Laurie Sadler
President	May 18, 2004

MANAGEMENT'S DISCUSSION AND ANALYSIS

I am pleased to report on the Company's progress and to present the audited financial statements for the year ended December 31, 2003.

Introduction

The Management's discussion and analysis of financial condition and results of operations ("MD&A") provides a detailed analysis of PMI Ventures Ltd.'s business and compares its 2003 financial results with those of the previous year. In order to better understand the MD&A, it should be read in conjunction with the Consolidated Financial Statements and related notes. The Company's financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and filed with appropriate regulatory authorities in Canada. This MD&A is made as of May 18, 2004.

Management's discussion and analysis contains certain forward looking statements with respect to the Company's activities and future financial results that are subject to risks and uncertainties that may cause the results or events predicted in this discussion to differ materially from actual results or events.

Additional Information

Additional information relating to the Company is available under the Company's profile on SEDAR at www.sedar.com and on the Company's website at www.pmiventures.com.

Description of Business

In 2003, the Company's principal business activity was the acquisition and exploration of mineral property interests. In addition, the Company has residual interests in an oil and gas property (see Note 6 of the Notes to the Consolidated Financial Statements). However, the Company is not pursing additional or new exploration in this area.

On November 22, 2002, the Company entered into negotiations and executed a Letter Agreement with Goknet Mining Company Limited of Accra, Ghana, a privately-held Ghanaian corporation, to enter into an option and joint venture agreement to further develop Goknet's Ashanti II Project, prospective primarily for gold, located in Ghana, West Africa.

The signing of this agreement signaled a change in direction for the Company, a move from oil and gas to mineral exploration and development.

Ghana, West Africa – Letter Agreement

The Letter Agreement with Goknet Mining Company Limited, a privately-held Ghanaian corporation, entitles the Company to acquire up to 85% of Goknets' interest in exploration concessions/applications covering a length of approximately 50 kilometres and an area of some 3 square kilometres along the axis of the Asankrangwa Gold Belt of South Western Ghana. The Asankrangwa Gold Belt is in excess of 150 kilometres in length and lies along the central axis of the Kumasi Basin approximately 250 kilometres northwest of Accra and about midway between the Ashanti and Sefwi Gold Belts. The Asankrangwa Gold Belt already hosts the Obotan operation of Resolute Amansie Ltd. of Australia that has to date produced over 1 million ounces of gold from shallow open pit operations. Past production of the Ashanti Belt that lies 40 kilometres to the east of Goknets' project area is in excess of 40 million ounces of gold principally from the Ashanti and Tarkwa gold mines, while present resources are estimated at an additional 40-50 million ounces of gold. The Sefwi Gold Belt that lies 30 kilometres to the west hosts three producing gold mines with historic production of about 5 million ounces of gold and with current reported gold resources in the order of 12 million ounces.

The Goknet land holdings that are the subject of the Letter Agreement contain numerous historical gold showings and gold anomalies that have been identified by prospecting, trenching and limited shallow drilling by earlier exploration programs. Structural interpretation by Goknet has outlined a series of northeast trending, deep seated thrust faults that are intimately associated with known gold mineralization and will be the focus of the ongoing exploration. Data suggests that deep diamond drilling in the areas of the previously obtained high grade (15 to 50 g/t) but generally narrow, gold intersections, and other previously untested high gold in soil and geophysical anomalies, may outline deep seated bodies with potentially high grades and considerable dip extensions. The target model is of the Ashanti Obuasi, Campbell/Red Lake type.

Consideration for this acquisition is 3.0 million shares of the Company plus cash payments of approximately US$260,000 over three years as follows:

Upon approval by TSX Venture Exchange & Company shareholders	CAD$90,000 cash payment (paid) & 500,000 common shares of PMI (issued)

On first anniversary of approval by TSX Venture Exchange	US$100,000 cash payment (paid subsequent to December 31, 2003) & 500,000 common shares of PMI (issued during the year ended December 31, 2003)

On second anniversary of approval by TSX Venture Exchange	US$100,000 cash payment & 750,000 common shares of PMI

On third anniversary of approval by TSX Venture Exchange	1,250,000 common shares of PMI

The Company will also be required to complete the following expenditures on the properties to fulfill its option:

Year 1	Expenditure of US$500,000 (incurred)

Year 2	Expenditure of US$1,000,000

Year 3	Expenditure of US$1,500,000

The TSX Venture Exchange (the "Exchange") has accepted this agreement for filing. The Exchange acceptance is to the consideration payable up to the second anniversary of the effective date of the agreement. The share consideration in the third year of the effective date of the agreement will be subject to further Exchange review and acceptance.

Oil and Gas Properties - Little Bow, Alberta

The Company entered into a farm-out letter agreement dated February 1, 2001, with Omax Resources Ltd. whereby the Company was granted an option to acquire a 60% interest in an oil and gas lease. Pursuant to the agreement, the Company has agreed to pay 100% of the drilling and abandonment or the drilling, completion and tie-in costs for taking of production from the well. During the year ended December 31, 2002, management determined the property to be uneconomical and decided to write down its interest in the oil and gas properties to a nominal value.

Operations

During the first quarter of 2003, the Company completed its shift of focus from the oil and gas sector to mineral exploration and development. Operations centred around the very successful raising of capital in excess of Cdn$1 million via a non-brokered private placement and the development of a sound business plan to provide a new direction for the Company in 2003.

This business plan included the preparation of budgets and detailed exploration plans for the Asankrangwa Gold Belt properties. A work program commenced in mid-February 2003 in preparation for a follow-up drill program that was comprised of approximately 1,050 metres of diamond drilling in 8 to 10 holes planned for, and initiated, in the second quarter of fiscal 2003.

The preliminary work program was carried out on the Fromenda and Gemap properties. The program consisted of cutting of 33 line km of survey lines; rehabilitation of 10 km of drill access roads; placement of survey control pillars and the completion of 22 line km of induced polarization (IP) surveys.

The IP survey on the Fromenda property outlined two chargeability high areas which are on strike of an area previously tested by 21 reverse circulation drill holes that have also been the target of extensive recent artisan mining. Previous work in this area indicated that gold mineralization occurs over a length of 500 metres and consists of two parallel mineralized zones, each 3 to 10 metres in width. Limited drilling of this area was completed in the early 1990's. Best intersections included 7.1 g/t Au over 4 metres at a depth of 25 metres; 3. 4 g/t Au over 4 metres at a depth of 55 metres and 5.42 g/t Au over 2 metres at a depth of 24 metres.

Following are results of the diamond drill holes (1,050 metres in total) that comprise the first phase of the 2003 drill program. Drill hole 03FBDDH-1 was drilled in the Fromenda Grid "B" area to a total length of 86 metres (282 feet) at -45° using HQ drill string. The hole intersected a mineralized section of 30.0 metres (approximately true width) as shown in Table I. The mineralized intercept is located at a depth of about 20 metres below surface. Mineralization is characterized by highly altered and oxidized greywacke crosscut by sheared quartz stringers. Follow up drilling to test both strike extensions of the mineralized zone and down dip extension of the zone is now in progress.

Table I
Fromenda Grid "B" Area
2003 Drill Program

Drill Hole &	Drill Intercept		Drill		Assays
-inclination	From (m)	To (m)	(m)	(ft)	Au (g/t)	Au (oz/ton)

03FBDDH1	44.0	74.0	30.0	98.43	2.63	0.08
-45°
including	52.0	69.0	17.0	55.78	3.59	0.11

03FBDDH2	82.16	104.85	22.69	74.44	0.89	0.03
-50°
including	97.41	104.85	7.44	24.41	1.44	0.04

03FBDDH3	52.0	77.24	25.24	82.81	0.86	0.03
-60°
including	72.12	77.24	5.12	16.80	1.86	0.05

This initial drilling at the Fromenda Grid "B" area has demonstrated that the shear structure that hosts the gold mineralization is approximately 25 metres (83 feet) in true width with grades of up to 3.59 g/t over a true width of 17.0 metres (56 feet). Further drilling is planned to test the rake of the mineralized zone more completely.

In the Kukunapi area, four drill holes were completed of which results have now been received for the first two drill holes as shown below.

Table II
Kukunapi Area
2003 Drill Program

Drill Hole &	Drill Intercept		Drill		Assays
-inclination	From (m)	To (m)	(m)	(ft)	Au (g/t)	Au (oz/ton)

03JGDDH1	30.82	34.40	4.08	13.39	1.66	0.05
-45°	77.55	83.52	5.97	19.59	4.67	0.14
including	90.22	91.90	1.68	5.51	2.21	0.06
including	77.55	78.55	1.00	3.28	21.59	0.63

03JGDDH2	24.00	27.00	3.00	9.84	1.34	0.04
-60°	41.00	47.00	6.00	19.68	1.44	0.04
including	95.90	102.41	6.51	21.36	2.24	0.07

The initial drilling at Kukunapi is regarded by the Company as successful since it has demonstrated the existence of the mineralized structures grading up to 4.67 g/t Au over a width of 5.97 metres (19.59 feet).

The Company is pleased with the results to date of its drill program since potentially economic gold mineralized zones have been identified to date at both the Fromenda Grid "B" area and at Kukunapi over significant widths.

Much of Ghana's gold production is from very large low-grade gold deposits such as those of Newmont, 15,000,000 tons at 1.82 g/t, and at Consolidated Goldfields of South Africa, 168,400,000 at 1.66 g/tons.

During the last half of 2003, the Company commenced a second diamond drilling program on the Fromenda concession. The program, which consisted of nine holes totaling 931 metres, was intended to extend the previously reported gold mineralization to the east and to depth. The Company is most encouraged by these results from the second drill (see table below), since they continue to demonstrate that the shear structure that hosts the gold mineralization is laterally continuous and contains near surface mineralized sections with gold grades of between 1.13 g/t gold and 4.97 g/t gold over widths ranging from 6.50 metres (21.32 feet) to 41.00 metres (134.50 feet), and in the drill holes completed to date the average mineralized intersection is 1.70 g/t gold over 17.9 m (57.74 feet) . The deepest hole completed to date has tested the mineralized zone to a true depth of 72 metres (236 feet).

Table III
Fromenda Grid "B" Area
2003 Drill Program #2

Drill Hole &	Drill Intercept		Drill		Assays
-inclination	From (m)	To (m)	(m)	(ft)	Au (g/t)	Au (oz/ton)

03FBDDH5	20.73	31.39	10.66	34.98	3.80	0.11
-50°
including	20.73	22.86	2.13	6.99	4.67	0.14
including	29.87	31.39	1.52	4.99	19.45	0.57

03FBDDH7	48.40	72.00	23.60	77.43	4.97	0.14

-90°
including	48.40	61.58	13.18	43.24	5.49	0.16
including	68.00	72.00	4.00	13.12	10.89	0.32

03FBDDH09	55.00	68.50	13.50	44.29	1.00	0.03
-60°
including	62.00	68.50	6.50	21.32	1.40	0.04

03FBDDH11	14.50	34.00	19.50	63.98	1.39	0.04
-50°
including	14.50	19.00	4.50	14.76	1.89	0.06
including	24.00	34.00	10.00	32.81	1.74	0.05

03FBDDH12	6.00	24.45	18.45	60.53	2.42	0.07
-50°
including	10.00	22.00	12.00	39.37	3.34	0.10

03FBDDH13	13.00	54.00	41.00	134.52	1.15	0.03
-50°
including	13.00	19.00	6.00	19.69	2.40	0.07
	43.00	54.00	11.00	36.09	2.01	0.06

In addition, the Company initiated an 80 reverse circulation (RC) drilling program totalling 6,000 metres to further explore the mineralised zone.

On October 27, 2003, the Company announced commencement of a 3000 metre drilling program. The intent of this program was to focus on the Grid "B" area of the Fromenda concession. Four other targets were slated to be drill tested on a reconnaissance basis during this program. On December 2, 2003, the Company announced that it had again intersected very significant high gold grades (27.0 g/t Au over 4.0 metres) in connection with this drill program. The results are deemed significant as they are well above the average grades found in Ghana.

The Company continues to expand awareness within the public sector and strengthen its shareholder communications program.

Acquisition of Subsidiary

During the year ended December 31, 2003, the Company acquired all 725,000 outstanding shares of common stock of Columbia Hunter Capital Corp. ("CHCC"), a Delaware corporation, from the shareholders thereof in exchange for 50,000 shares of common stock of the Company (the "Acquisition"). The Acquisition was effective on September 22, 2003. The fair value of the shares issued on that date was $35,000.

Immediately following the Acquisition, PMI Resources (Delaware) Corp., a newly incorporated, wholly owned subsidiary of the Company, merged with CHCC. The merger was effective on September 26, 2003.

Subsequent to the Acquisition, the Company determined that the carrying value of the subsidiary company exceeded its fair value as CHCC had no net assets and no sources of revenues at the date of the Acquisition and was unlikely to generate such net assets or revenue in the future. Accordingly, the Company recorded an impairment in goodwill for the full $35,000 fair value at which the investment was initially recorded.

The Acquisition was approved by the unanimous consent of the Board of Directors of the Issuer and its shareholders on September 19, 2003, and was effective on September 22, 2003.

Liquidity and Capital Resources

Cash Flow

The Company does not generate any cash flow and has no other income than minor gas sales and other income, which is comprised primarily of interest income. The Company relies on equity financings for its working capital requirements and to fund its planned exploration and development activities.

Sources of Cash – Financing Activities

During the year ended December 31, 2003, the following share issuances took place:

a)	The Company issued 4,982,000 shares on the exercise of warrants for proceeds of $859,801;

b)	78,333 common shares were issued for proceeds of $19,583 on the exercise of stock options;

c)
The Company issued 7,234,674 common shares on private placements to investors for total proceeds of $3,671,900. Fees and commissions related to these offerings totalled $200,808, resulting in net proceeds to the Company of $3,471,092. In conjunction with these private placements, a total of 4,911,491 share purchase warrants were issued, of which 444,231 were issued to agents in conjunction with finders fees and 4,467,260 were issued to investors. As at December 31, 2003, a total of 4,731,491 warrants were outstanding.

d)	1,000,000 common shares were issued at a fair value of $735,000 for mineral property interests; and

e)	50,000 common shares were issued at a fair value of $35,000 to acquire a subsidiary company (see Note 3 to Consolidated Financial Statements).

Stock Option Grants

During the year ended December 31, 2003, the Company granted a total of 1,665,000 options to directors, officers, employees and consultants exercisable at $0.70 per share and expiring at varying dates between May 23, 2008 and October 14, 2008.

Financial Results

There was a loss of $1,018,341 for the year ended December 31, 2003, or $0.07 per share. Comparatively, the loss for 2002 was $506,134 and 2001 loss was $107,768.

Revenue and Other Income

The Company is in the exploration and development stage with respect to its mineral properties and does not generate any cash flow. To date the Company has not earned any significant revenues other than minor income pertaining to gas sales (net of cost) and interest income. The Company recorded $8,869 in gas sales in 2003 (2002 - $9,206; 2001 - $2,817). Other income in 2003 was $8,768 compared to $1,982 in 2002 and $2,526 in 2001. The increase in other income is attributable to much higher cash balances invested throughout 2003.

Administrative Expenses

The Company's costs rose dramatically in 2003, in line with the substantial increase in business activities. General & administrative expenses increased by $792,384 in 2003 to $997,474 (2002 - $205,090; 2001 -$113,111). Bank charges and interest increased over 2002 by $2,637 (2002 - $262) but were less than 2001 charges by $7,082 (2001 - $9,981). Office and miscellaneous costs increased to $115,644 (2002 - $4,170; 2001 - $5,991). Professional fees totalled $134,749 as compared to $21,109 in 2002 and $38,327 in 2001 and were broken out as follows: $53,200 for audit services; and $81,549 for legal services. Transfer agent and regulatory fees also increased due to the increased number of stock transactions and filings.

A total of $189,535 (2002 - $3,504; 2001 - $Nil) was expended on investor relation activities in 2003. There was a concentrated effort made by the Company to expand awareness within the public sector, which resulted in shareholder communications expenses of $107,315 (2002 - $Nil; 2001 - $Nil). Other promotional expenses consisted of $72,055 in trade show costs. The Company has participated in four major gold conferences (PDAC-Toronto, Calgary, New Orleans, San Francisco). The Company has been published in a various newsletters, reports and in the March edition of Fortune magazine.

At December 31, 2003, a total of $90,191 was spent on travel and promotion (2002 - $12,146; 2001 -$594) as the Company additional travel to and from the Ghanaian mineral property interests was undertaken. As well, management travelled to Zurich, Switzerland in order to meet with investors and raise funds via non-brokered private placement.

Management fees of $81,200 (2002 - $55,600; 2001 - $30,000) were recorded in 2003. These fees were paid to directors and companies controlled by an officer and a director of the Company.

Wages and benefits increased substantially over prior years to $335,450 (2002 - $24,384; 2001 - $Nil) as a result of the hiring of three additional employees during the year and, largely, to the inclusion of $121,093 of stock based compensation, based on the Black Scholes option pricing model (see Note 9 to the consolidated financial statements) resulting from the grant of 1,665,000 to employees during 2003.

The Company invested $19,0072002 - $3,705; 2001 - $Nil) in equipment during 2003. These assets are comprised of office furniture and equipment.

At the end of December 31, 2003, operating activities had used cash of $891,748 (2002 - $71,657; 2001 -$107,996), investing activities had consumed cash totalling $2,783,782 (2002 - $3,705; 2001 - $316,815). Investing activities included the purchase of a short-term GIC of $1,500,000. Cash inflows consisted of net proceeds from the issuance of private placement shares of $3,671,900 (2002 - $187,500; 2001 - $Nil), $19,583 (2002 and 2001 - $Nil) from stock option exercises and $859,801 (2002 and 2001 - $Nil) was received from warrant exercises. A further receipt of $18,285 was advanced from related parties. The result was a net increase in cash and cash equivalents of $693,231.

Amortization, Depletion and Write-downs

Amortization and depletion of $2,410 was recorded in 2003 (2002 - $4,666; 2001 - $Nil). This decrease was attributable to the write-down of equipment in the amount of $3,504 (2002 and 2001 - $Nil).

Related Party Transactions

During the year, the Company paid or accrued management fees of $81,200 (2002 - $55,600; 2001 -$30,000) to directors and companies controlled by an officer and a director of the Company.

In addition, the Company paid or accrued $1,543,400 (2002 - $Nil; 2001 - $Nil) with respect to the Company's Ghanaian operations and project management of mineral property exploration activities to a company related by virtue of its having a director who is also an officer of the Company.

Amounts due from and to related parties are unsecured, non-interest bearing with no specific terms of repayment and accordingly the fair value cannot be determined. These amounts have been advanced for the purposes of working capital between companies with a director in common.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Investor Relations Activities

There were no investor relations arrangements or contracts entered into by the Company during the fiscal year ended December 31, 2003. Investor relations were limited to ongoing shareholder communications.

Exploration and Development

The Company capitalizes all exploration and development costs related to its resource interests. In 2003 the Company was actively exploring its Ghanaian resource interests. During 2003, the Company acquired an interest in the Asankrangwa Gold Belt concessions at a cost of $825,000 which has been capitalized on the Company's consolidated balance sheet. In addition, a total of $1,282,890 in exploration costs were capitalized during the 2003 fiscal year as follows: assaying, testing and analysis for $1,125; diamond drilling for $495,709; project management and related exploration costs of $758,421; and transportation and travel for $27,635.

Lease Commitment

The Company entered into three-year operating lease agreement for office premises during the 2002 fiscal year. As at December 31, 2003 the remaining lease commitment was $24,904.

Subsequent Events

Subsequent to year-end, the Company:

a)	Incorporated a wholly owned subsidiary, Adansi Gold Company (Gh) Ltd., under the laws of Ghana, West Africa;

b)	Granted 350,000 stock options to a director and a consultant entitling the holders thereof to purchase 350,000 common shares exercisable at $0.56 per share over a period of five years;

c)	Cancelled 318,000 stock options; and

d)
Paid US$100,000 to Goknet pursuant to the letter agreement dated November 22, 2002 (see Note 5 to Consolidated Financial Statements) in relation to the acquisition of the Ashanti II Project located in Ghana, West Africa.

Liquidity and Financial Condition

As at December 31, 2003, the Company had cash and cash equivalents of $867,606 (2002 - $174,375) and working capital $2,220,161 (2002 - $161,740). Accounts payable and accrued liabilities are $227,238 (2002 - $24,238) and amounts due to related parties totalled $18,285 (2002 - $Nil). The continued support of related parties is important.

At December 31, 2003, the Company had 23,475,396 common shares outstanding, with an authorized capital of 100,000,000 common shares with no par value, 100,000,000 Class A voting preference shares with a $10 par value each and 100,000,000 Class B voting preference shares with a $50 par value each, compared to 10,130,389 common shares outstanding at December 31, 2002.

At December 31, 2003, the Company also had 4,731,491 share purchase warrants outstanding exercisable at varying prices between $0.70 and $1.00 per share and with varying expiry dates between April 4, 2004 and October 16, 2005. In addition, a total of 2,381,667 stock options are outstanding at varying prices between $0.25 and $0.70 per share and with varying expiry dates between November 27, 2007 and October 14, 2008 were outstanding (see Note 9 to the consolidated financial statements). The full exercise of all outstanding warrants and options at December 31, 2003 would generate a total of $1,344,667 in cash.

As at December 31, 2003, the Company had current assets of $2,465,684 (2002 - $185,978). These assets exceeded the accounts payable and accrued liabilities due to third parties of $227,238 (2002 - $24,238). At year end there was working capital of $2,220,161 (2002 - $161,740).

Risk and Uncertainties

In conducting business, the principal risks and uncertainties faced by the Company are as follows:

Exploration and Development

Exploration for minerals and development of mining operations involve many risks, many of which are outside the Company's control. In addition to the normal and usual risks of exploration and mining, the Company often works in remote locations that lack the benefit of infrastructure or easy access.

Metal Prices and Market Sentiment

The prices of metals fluctuate wildly and are affected by many factors outside of the Company's control. The relative prices of metals and future expectations for such prices have a significant impact on the market sentiment for investment in mining and mineral exploration companies. The Company relies on equity financings for its working capital requirements and to fund its exploration programs. The Company does not have sufficient funds to put any of its resource interests into production from its own financial resources. There is no assurance that such financing will be available to the Company, or that it will be available on acceptable terms.

Environmental protection and rehabilitation costs

Liabilities related to environmental protection and rehabilitation costs are accrued and charged against income when their likelihood of occurrence is established. This includes future removal and site restoration costs as required due to environmental law or contracts.

Foreign Exchange

The Company's significant accounting policy pertaining to foreign exchange sees monetary items denominated in a foreign currency being translated into Canadian dollars at exchange rates in effect at the balance sheet date and non-monetary items are translated at rates of exchange in effect when the assets were acquired or obligations incurred. Revenues and expenses denominated in a foreign currency are translated at an average exchange rate for the period. Realized foreign exchange gains and losses are included in loss for the year. There exists the potential for large gains and/or losses to be realized upon translation of foreign currencies.

Title to Mineral Property Interests

Title to mining properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mining properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties is in good standing. The properties in which the Company has committed to earn an interest are located in Ghana, West Africa and the Company is therefore relying on title opinion by legal counsel who is basing such opinions on the laws of Ghana.

Outlook

Management is very pleased with the progress made by the Company thus far in respect of the change in business direction, moving from the oil and gas sector to mineral exploration and development.

Business conditions are expected to be positive as the metals market strengthens and gold prices remain strong. Improved metal prices should encourage greater investor interest in mining and exploration companies.

The Company had sufficient working capital to meet commitments at December 31, 2003. Further, it has developed very good relationships with a number of its shareholders, large and small. The Company is currently in a good financial position to carry out the planned exploration activities for 2004.

Plans for 2004 include carrying out a major exploration program costing approximately US$1,000,000 on the Ghanaian concessions. The exploration work includes a 3DIP survey (currently underway) and a continuation of both diamond and RC drilling. At the same time, further technical studies will be carried out to advance the project.

However, there are risks associated with the business of the Company. In addition to the normal risks of exploration and the metals market, there is risk that the Company may not be able to raise funds that will be adequate for on-going development of its business. Thus, the Company will continue to rely on support from its shareholders and management.

On behalf of the Board,

"Laurie Sadler"

Laurie Sadler, President	May 18, 2004

PMI VENTURES LTD.
(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

DECEMBER 31, 2003

DAVIDSON & COMPANY
	Chartered Accountants	A Partnership of Incorporated Professionals

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
PMI Ventures Ltd.

We have audited the consolidated balance sheets of PMI Ventures Ltd. as at December 31, 2003 and 2002 and the consolidated statements of operations, changes in stockholders' equity (deficiency) and cash flows for the years ended December 31, 2003, 2002 and 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years ended December 31, 2003, 2002 and 2001 in accordance with Canadian generally accepted accounting principles.

"DAVIDSON & COMPANY"

Vancouver, Canada	Chartered Accountants

March 22, 2004

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-
U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the financial statements. Our report to the shareholders dated March 22, 2004 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

"DAVIDSON & COMPANY"

Vancouver, Canada	Chartered Accountants

March 22, 2004

A Member of SC INTERNATIONAL

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172

PMI VENTURES LTD.
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
(Expressed in Canadian Dollars)
AS AT DECEMBER 31

	2003	2002

ASSETS

Current
Cash and cash equivalents	$867,606	$174,375
Receivables	56,475	7,452
Prepaid expenses	41,603	4,151
Short term investment (Note 4)	1,500,000	-

Total current assets	2,465,684	185,978

Due from related parties (Note 10)	43,824	-

Mineral property interests and deferred exploration costs (Note 5)	2,107,890	-

Oil and gas properties (Note 6)	1	1

Equipment (Note 7)	16,714	3,621

Total assets	$4,634,113	$189,600

- continued -

The accompanying notes are an integral part of these consolidated financial statements.

PMI VENTURES LTD.
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
(Expressed in Canadian Dollars)
AS AT DECEMBER 31

	2003	2002

Continued…

LIABILITIES AND STOCKHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities	$227,238	$24,238
Due to related parties (Note 10)	18,285	-

Total liabilities	245,523	24,238

Commitment (Note 14)

Stockholders' equity
Capital stock (Note 9)
Authorized
100,000,000 common shares, without par value
100,000,000 Class A voting preference shares, $10 par value each
100,000,000 Class B voting preference shares, $50 par value each

Issued and outstanding
23,475,396 common shares (2002 – 10,130,389)	9,507,438	4,878,986
Subscriptions received in advance	-	13,500
Contributed surplus	698,379	71,762
Deficit	(5,817,227)	(4,798,886)

Total stockholders' equity	4,388,590	165,362

Total liabilities and stockholders' equity	$4,634,113	$189,600

Nature and continuance of operations (Note 1)

On behalf of the Board:

"Laurie Sadler"	Director	"Len Dennis"	Director

The accompanying notes are an integral part of these consolidated financial statements.

PMI VENTURES LTD.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS
(Expressed in Canadian Dollars)
AS AT DECEMBER 31

	2003	2002	2001

EXPENSES
Amortization and depletion	$2,410	$4,666	$-
Bank charges and interest	2,899	262	9,981
Engineering consulting	-	32,074	-
Interest on convertible notes	-	37,297	15,703
Investor relations	189,535	3,504	-
Management fees (Note 10)	81,200	55,600	30,000
Office and miscellaneous	115,644	4,170	5,991
Professional fees	134,749	21,109	38,327
Transfer agent and regulatory fees	45,396	9,878	12,515
Travel and promotion	90,191	12,146	594
Wages and benefits	335,450	24,384	-

Total expenses	(997,474)	(205,090)	(113,111)

OTHER ITEMS
Gas sales, net of cost	8,869	9,206	2,817
Other income	8,768	1,982	2,526
Impairment of goodwill	(35,000)	-	-
Write-down of oil and gas properties (Note 6)	-	(312,232)	-
Write-down of equipment	(3,504)	-	-

	(20,867)	(301,044)	5,343

Loss for the year	(1,018,341)	(506,134)	(107,768)

Basic and diluted loss per common share	$(0.07)	$(0.09)	$(0.04)

Basic and diluted weighted average number of common shares outstanding	14,627,645	5,742,082	2,840,718

The accompanying notes are an integral part of these consolidated financial statements.

PMI VENTURES LTD.
(An Exploration Stage Company)
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIENCY)
(Expressed in Canadian dollars)

	Capital Stock
			Equity
			Component	Subscriptions
	Number		of	Received		Contributed
	of Shares	Amount	Convertible	In Advance		Surplus	Deficit	Total
			Notes

Balance, December 31, 2000	14,141,948	$4,043,780	$-	$-		$-	$(4,184,984)	$(141,204)

Share consolidation (5:1)	(11,313,559)	-	-	-		-	-	-

Issued for conversion of
convertible notes	900,000	90,000	-	-		-	-	90,000

Equity component of
convertible notes	-	-	125,626	-		-	-	125,626

Loss for the year	-	-	-	-		-	(107,768)	(107,768)

Balance, December 31, 2001	3,728,389	4,133,780	125,626	-		-	(4,292,752)	(33,346)

Issued for conversion of
convertible notes	5,152,000	568,200	(125,626)	-		-	-	442,574

Exercise of warrants	1,250,000	187,500	-	-		-	-	187,500

Share issuance costs	-	(10,494)	-	-		-	-	(10,494)

Share subscriptions received	-	-	-	13,500		-	-	13,500

Stock-based compensation	-	-	-	-		71,762	-	71,762

Loss for the year	-	-	-	-		-	(506,134)	(506,134)

Balance, December 31, 2002	10,130,389	4,878,986	-	13,500		71,762	(4,798,886)	165,362

Exercise of warrants	4,982,000	891,686	-	(13,500)		(18,385)	-	859,801

Exercise of stock options	78,333	26,654	-	-		(7,071)	-	19,583

Private placement issues	7,234,674	3,140,920	-	-		472,179	-	3,613,099

Share issuance costs	-	(200,808)	-	-		-	-	(200,808)

Agents' warrants issued	-	-	-	-		58,801	-	58,801

Stock-based compensation	-	-	-	-		121,093	-	121,093

Property acquisitions	1,000,000	735,000	-	-		-	-	735,000

Acquisition of subsidiary	50,000	35,000	-	-		-	-	35,000

Loss for the year	-	-	-	-		-	(1,018,341)	(1,018,341)

Balance, December 31, 2003	23,475,396	$9,507,438	$-	$-	$		$(5,817,227)	$4,388,590

The accompanying notes are an integral part of these consolidated financial statements.

PMI VENTURES LTD.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)
AS AT DECEMBER 31

	2003	2002	2001

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year	$(1,018,341)	$(506,134)	$(107,768)
Items not affecting cash:
Amortization and depletion	2,410	4,666	-
Accretion of liability component of convertible notes	-	37,297	15,703
Stock-based compensation	121,093	71,762	-
Impairment of goodwill	35,000	-	-
Write-down of oil and gas properties	-	312,232	-
Write down of equipment	3,504	-	-

Changes in non-cash working capital items:
(Increase) decrease in receivables	(49,023)	(7,452)	5,899
Increase in prepaid expenses	(37,452)	(1,244)	(2,907)
Increase (decrease) in accounts payable and accrued liabilities	51,061	17,216	(18,923)

Net cash used in operating activities	(891,748)	(71,657)	(107,996)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from private placement issues	3,671,900	187,500	-
Issuance costs	(200,808)	(10,494)	-
Subscriptions received in advance	-	13,500	-
Proceeds from exercise of stock options	19,583	-	-
Proceeds from exercise of warrants	859,801	-	-
Proceeds from convertible notes	-	-	605,200
Advances from related parties	18,285	-	-
Repayment of amounts from related parties	-	-	(121,451)

Net cash provided by financing activities	4,368,761	190,506	483,749

CASH FLOWS FROM INVESTING ACTIVITIES
Oil and gas properties	-	-	(316,815)
Mineral property interests and deferred exploration costs	(1,220,951)	-	-
Purchase of short term investment	(1,500,000)	-	-
Purchase of equipment	(19,007)	(3,705)	-
Advances to related parties	(43,824)	-	-

Net cash used in investing activities	(2,783,782)	(3,705)	(316,815)

Increase in cash and cash equivalents during the year	693,231	115,144	58,938

Cash and cash equivalents, beginning of year	174,375	59,231	293

Cash and cash equivalents, end of year	$867,606	$174,375	$59,231

Cash paid during the year for interest	$-	$-	$9,712

Cash paid during the year for income taxes	$-	$-	$-

Supplemental disclosure with respect to cash flows (Note 12).

The accompanying notes are an integral part of these consolidated financial statements.

PMI VENTURES LTD. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian Dollars) DECEMBER 31, 2003

1.

NATURE AND CONTINUANCE OF OPERATIONS

The Company is incorporated under the laws of British Columbia and its principal business activity is the acquisition and exploration of mineral property interests. In addition, the Company has residual interests in an oil and gas property, as described in Note 6. However, the Company is not pursuing additional or new exploration in this area and it does not comprise the Company's principal business activity.

On March 27, 2001 the Company changed its name from Primero Industries Ltd. to PMI Ventures Ltd. and consolidated its capital stock on a 5:1 basis. During the year ended December 31, 2003, the Company acquired all 725,000 outstanding shares of common stock of Columbia Hunter Capital Corp. (Note 3).

The Company is in the process of exploring its mineral property interests and has not yet determined whether the mineral property interests contain ore reserves that are economically recoverable. The recoverability of the amounts shown for mineral property interests and related deferred exploration costs are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern which assume that the Company will realize its assets and discharge its liabilities in the normal course of business rather than a process of forced liquidation. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

	2003	2002

Deficit	$(5,817,227)	$(4,798,886)
Working capital	$2,220,161	$161,740

2.

SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The significant accounting policies adopted by the company are as follows:

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, PMI Resources (Delaware) Corp., which is incorporated under the laws of the state of Delaware in the United States of America. All material inter-company transactions and balances have been eliminated upon consolidation.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year. Actual results could differ from these estimates.

PMI VENTURES LTD. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian Dollars) DECEMBER 31, 2003

2.	SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and funds held in trust with the lawyer. To limit its credit risk exposure for amounts in excess of federally insured limits, the Company places its deposits with financial institutions of high credit standing.

Receivables

Provisions are made for doubtful accounts on an individual basis as necessary.

Investments

Long-term investments are carried at cost. If it is determined that the value of the investment is permanently impaired, it is written down to its estimated net realizable value.

Oil and gas properties and related depletion

The Company has an interest in an oil and gas property (Note 6) and is holding this interest as an investment.

Estimated future removal and site restoration costs are provided for using the unit-of-production method. These costs are based on engineering estimates of the anticipated costs of site restoration in accordance with current legislation and industry practices. The annual charge is recorded as additional depletion and amortization. No charges were recorded during the years presented.

Crown royalties and production revenue from oil and gas properties are recognized when amounts are received, after title passes and collection of the amount is reasonably assured.

Mineral property interests and deferred exploration costs

The Company records mineral property interests, which consist of the right to explore for mineral deposits, at cost. The Company records deferred exploration costs, which consist of costs attributable to the exploration of mineral property interests, at cost. All direct and indirect costs relating to the acquisition and exploration of these mineral property interests are capitalized on the basis of specific claim blocks until the mineral property interests to which they relate are placed into production, the mineral property interests are disposed of through sale or where management has determined there to be an impairment. If a mineral property interest is abandoned, the mineral property interests and deferred exploration costs will be written off to operations in the period of abandonment.

On an ongoing basis, the capitalized costs are reviewed on a property-by-property basis to consider if there is any impairment on the subject property. Management's determination for impairment is based on: i) whether the Company's exploration programs on the mineral property interests have significantly changed, such that previously identified resource targets are no longer being pursued; ii) whether exploration results to date are promising and whether additional exploration work is being planned in the foreseeable future or iii) whether remaining lease terms are insufficient to conduct necessary studies or exploration work. As at December 31, 2003 and 2002, management

PMI VENTURES LTD. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian Dollars) DECEMBER 31, 2003

2.	SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Mineral property interests and deferred exploration costs (cont'd…)

believes that no impairment relating to the mineral property interests and deferred exploration costs was required.

The recorded cost of mineral property interests and deferred exploration costs is based on cash paid and the assigned value of share consideration issued for mineral property interest acquisitions and exploration costs incurred. The recorded amount may not reflect recoverable value as this will be dependent on future development programs, the nature of the mineral deposit, commodity prices, adequate funding and the ability of the Company to bring its projects into production.

Canadian GAAP Conflict in Accounting for Mineral Property Interests and Deferred Exploration

In March 2000, the Accounting Standards Board of the Canadian Institute of Chartered Accountants ("CICA") issued Accounting Guideline No. 11 "Enterprises in the Development Stage" ("AcG 11"). AcG 11 addresses three distinct issues: i) the capitalization of costs/expenditures; ii) impairment; and iii) disclosure. Prior to its issuance, development stage entities were exempt from following certain aspects of Canadian GAAP. AcG 11 requires that all companies account for transactions based on the underlying characteristics of the transaction rather than the maturity of the enterprise. In addition, AcG 11 requires specific disclosure of information by development stage companies and is effective no later than fiscal periods beginning on or after April 1, 2000, which in the case of the Company, is the year ended December 31, 2002.

In March 2002, the Emerging Issues Committee ("EIC") of the CICA issued EIC-126 "Accounting by Mining Enterprises for Exploration Costs" ("EIC-126") which interprets how AcG 11 affects mining companies with respect to the deferral of exploration costs. EIC-126 refers to CICA Handbook Section 3061 "Property, Plant and Equipment" ("HB 3061"), paragraph .21, which states that for a mining property, the cost of the asset includes exploration costs if the enterprise considers that such costs have the characteristics of property, plant and equipment.

EIC-126 then states that a mining enterprise that has not established mineral reserves objectively, and therefore does not have a basis for preparing a projection of the estimated cash flow from the property, is not precluded from considering the exploration costs to have the characteristics of property, plant and equipment. EIC-126 also sets forth the EIC's consensus that a mining enterprise in the development stage is not required to consider the conditions in AcG 11 regarding impairment in determining whether exploration costs may be initially capitalized. With respect to impairment of capitalized exploration costs, EIC-126 sets forth the EIC's consensus that a mining enterprise in the development stage that has not established mineral reserves objectively, and, therefore, does not have a basis for preparing a projection of the estimated cash flow from the property, is not obliged to conclude that capitalized costs have been impaired. However, such an enterprise should consider the conditions set forth in AcG 11 and HB 3061 in determining whether a subsequent write-down of capitalized exploration costs related to mining properties is required.

As disclosed above, the Company considers that its mineral property interests and deferred exploration costs have the characteristics of property, plant and equipment, and, accordingly, the Company has chosen to classify its mineral property interests and deferred exploration costs as tangible assets in accordance with its interpretation of Canadian GAAP.

PMI VENTURES LTD. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian Dollars) DECEMBER 31, 2003

2.	SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Mineral property interests and deferred exploration costs (cont'd…)

Although the Company believes its accounting policy is appropriate and consistent with Canadian GAAP, there is an alternative interpretation of Canadian GAAP that would consider them to be intangible assets as a result of the issuance of CICA Handbook Section 1581 "Business Combinations" ("HB 1581") and CICA Handbook Section 3062 "Goodwill and Other Intangible Assets" ("HB 3062").

This alternative interpretation under HB 1581 and HB 3062 would provide for the capitalization of a contract based mining asset as an intangible asset at its fair value at the time it was acquired, either as an individual asset purchase or as part of a business combination. For exploration stage mineral property interests and deferred exploration costs such as those owned by the Company, the excess of the carrying value over the residual value of the intangible assets would be amortized on a straight-line basis over the period in which the Company expected to complete its exploration process or convert, develop or further explore the underlying properties. For the Company, a reasonable estimate of this amortization period would be 13 years.

If the Company had chosen to account for these costs as intangible assets under HB 1581 and HB 3062 effective January 1, 2003, the Company's balance sheet as at December 31, 2003 and statements of operations for the year then ended would change as follows:

	2003

	Balance,	Pro-Forma	Pro-Forma
	as reported	Adjustments	Balance

Current assets	$2,465,684	$-	$2,465,684
Due from related parties	43,824	-	43,824
Mineral property interests and
deferred exploration costs	2,107,890	(162,415)	1,945,745
Oil and gas properties	1	-	1
Equipment	16,714	-	16,714

	$4,634,113	$(162,415)	$4,471,698

Liabilities	$245,523	$-	$245,523

Stockholders' equity	4,388,590	(162,415)	4,226,175

	$4,634,113	$(162,415)	$4,471,698

PMI VENTURES LTD. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian Dollars) DECEMBER 31, 2003

2.	SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Mineral property interests and deferred exploration costs (cont'd…)

2003
Loss for the year, as reported	$(1,018,341)
Adjustments:
Amortization of mineral property interests and deferred
exploration costs	(162,415)
Loss for the year, pro-forma	$(1,180,756)

Basic and diluted loss per share, as reported	$(0.07)

Basic and diluted loss per share, pro-forma	$(0.08)

It is possible that the CICA may provide additional guidance in the future that may clarify this situation and such guidance, if promulgated, may confirm or change the Company's current method of accounting for mineral property interests. Unless such alternative guidance is provided, the Company expects to continue accounting for these assets as tangible assets.

Cost of maintaining mineral property interests and deferred exploration costs

The Company does not accrue the estimated future costs of maintaining its mineral property interests and deferred exploration costs in good standing.

Environmental protection and rehabilitation costs

Liabilities related to environmental protection and rehabilitation costs are accrued and charged against income when their likelihood of occurrence is established. This includes future removal and site restoration costs as required due to environmental law or contracts.

Equipment

Equipment is recorded at cost less accumulated amortization. Amortization is recorded on a declining balance basis at the following annual rates:

Computer equipment	30%
Furniture and equipment	20%

PMI VENTURES LTD. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian Dollars) DECEMBER 31, 2003

2.	SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Foreign currency translation and transactions

Monetary items denominated in a foreign currency are translated into Canadian dollars at exchange rates in effect at the balance sheet date and non-monetary items are translated at rates of exchange in effect when the assets were acquired or obligations incurred. Revenues and expenses denominated in a foreign currency are translated at an average exchange rate for the period. Realized foreign exchange gains and losses are included in loss for the year.

During the year ended December 31, 2003, the aggregate foreign currency transaction loss recognized in determining loss for the year was $35,377 (2002 and 2001 - $Nil).

Stock based compensation

Effective January 1, 2002, the Company adopted CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments" ("Section 3870") which recommends the fair value-based methodology for measuring compensation costs but permits the intrinsic value-based method. For the year ended December 31, 2002, the Company applied the intrinsic value-based method, which recognizes compensation cost for awards to employees only when the market price exceeds the exercise price at date of grant but requires pro-forma disclosure of earnings and earnings per share as if the fair value method had been adopted. For the year ended December 31, 2003, the Company has prospectively adopted the fair value method for measuring compensation. Any consideration paid by the option holders to purchase shares is credited to capital stock.

Future income taxes

Future income taxes are recorded using the asset and liability method whereby future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method, the dilutive effect on loss per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. For the years presented, this calculation proved to be anti-dilutive. At December 31, 2003, 2002 and 2001, the total number of potentially dilutive shares excluded from diluted net loss per share was 5,849,825, 5,597,000, and 6,052,000, respectively.

Basic loss per share is calculated using the weighted-average number of common shares outstanding during the year.

PMI VENTURES LTD. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian Dollars) DECEMBER 31, 2003

3.	BUSINESS ACQUISITION

During the year ended December 31, 2003, the Company acquired all 725,000 outstanding shares of common stock of Columbia Hunter Capital Corp. ("CHCC"), a Delaware corporation, from the shareholders thereof in exchange for 50,000 shares of common stock of the Company (the "Acquisition"). The Acquisition was effective on September 22, 2003. The fair value of the shares issued on that date was $35,000.

Immediately following the Acquisition, PMI Resources (Delaware) Corp., a newly incorporated, wholly owned subsidiary of the Company, merged with CHCC. The merger was effective on September 26, 2003.

Subsequent to the Acquisition, the Company determined that the carrying value of the subsidiary company exceeded its fair value as CHCC had no net assets and no sources of revenues at the date of the Acquisition and was unlikely to generate such net assets or revenue in the future. Accordingly, the Company recorded an impairment in goodwill for the full $35,000 fair value at which the investment was initially recorded.

The Acquisition was approved by the unanimous consent of the Board of Directors of the Issuer and its shareholders on September 19, 2003, and was effective on September 22, 2003.

4.	SHORT TERM INVESTMENT

The short term investment consists of a guaranteed investment certificate bearing a nominal rate of interest, maturing October 14, 2004.

5.	MINERAL PROPERTY INTERESTS AND DEFERRED EXPLORATION COSTS

Title to mining properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mining properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties is in good standing. The properties in which the Company has committed to earn an interest are located in Ghana, West Africa and the Company is therefore relying on title opinion by legal counsel who is basing such opinions on the laws of Ghana.

PMI VENTURES LTD. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian Dollars) DECEMBER 31, 2003

5.	MINERAL PROPERTY INTERESTS AND DEFERRED EXPLORATION COSTS (cont'd…)

	2003	2002

Acquisition costs
Balance, beginning of year	$-	$-

Additions during the year	825,000	-
Balance, end of year	825,000	-

Exploration costs
Balance, beginning of the year	-	-

Additions during the year:
Assaying, testing and analysis	1,125	-
Diamond drilling	495,709	-
Project management and related exploration costs	758,421	-
Transportation and travel	27,635	-

Additions during the year	1,282,890	-

Balance, end of the year	1,282,890	-

Total	$2,107,890	$-

Asankrangwa Gold Belt

The Company entered into a letter agreement dated November 22, 2002 with Goknet Mining Company Limited ("Goknet") whereby the Company has an option to acquire up to an 85% undivided interest in Goknet's Ashanti II Project which is located in the Asankrangwa Gold Belt in South Western Ghana, West Africa. The consideration to this option and joint venture agreement is as follows:

a)	On the effective date of the agreement pay CAD$90,000 and issue 500,000 common shares of the Company (paid and issued during 2003).

b)
On the first anniversary date pay US$100,000 (paid subsequent to December 31, 2003), issue 500,000 common shares (issued during the year ended December 31, 2003) of the Company and have incurred expenditures of US$500,000 (incurred during the year ended December 31, 2003) on the project;

c)	On the second anniversary date, pay US$100,000, issue 750,000 common shares of the Company and have incurred cumulative expenditures of US$1,500,000 on the project; and

d)	On the third anniversary date, issue 1,250,000 common shares of the Company and have incurred cumulative expenditures of US$3,000,000 on the project.

PMI VENTURES LTD. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian Dollars) DECEMBER 31, 2003

5.	MINERAL PROPERTY INTERESTS AND DEFERRED EXPLORATION COSTS (cont'd…)

The Company will be deemed to have acquired an undivided interest in the project, equivalent to a formula set out in the agreement, commencing with a minimum contribution of 42.5% undivided interest to a maximum of 85% undivided interest in the project.

Within 30 days of the date the Company completes the exercise of the option, Goknet may elect to retain an undivided 15% interest in the project or to convert such interest to a 4% net smelter returns ("NSR") royalty interest. The Company will pay to Goknet advance NSR payments of US$100,000 per year commencing on the date the election to convert to an NSR interest is made, deductible against future NSR payments. The Company may also elect to purchase 50% of Goknet's 4% NSR interest by paying to Goknet US$1,000,000 for 1% or US$2,000,000 for 2%.

The parties have agreed to form a joint venture if Goknet elects to retain an undivided 15% interest or the Company acquired less than an undivided 85% interest.

The TSX-V has accepted the consideration up to the second anniversary of the effective date of the agreement. The share consideration in the third year will be subject to further TSX-V review and approval.

6.	OIL AND GAS PROPERTIES

	2003	2002
Balance, beginning of year	$1	$316,815
Drilling	-	-
Engineering	-	-

	-	316,815

Depletion for the year	-	(4,582)

Write-down during the year	-	(312,232)

Balance, end of year	$1	$1

Little Bow, Alberta

The Company entered into a farm-out letter agreement dated February 1, 2001 with Omax Resources Ltd. whereby the Company was granted an option to acquire a 60% interest in an oil and gas lease. Pursuant to the agreement, the Company agreed to pay 100% of the drilling and abandonment or the drilling, completion and tie-in costs to bring the well to production. During the year ended December 31, 2002, management determined the property to be uneconomical and decided to write down its interest in the oil and gas properties to a nominal value.

PMI VENTURES LTD. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian Dollars) DECEMBER 31, 2003

7.	EQUIPMENT

	2003			2002
		Accumulated	Net		Accumulated	Net
	Cost	Amortization	Book Value	Cost	Amortization	Book Value
Computer equipment	$10,131	$986	$9,145	$2,682	$67	$2,615
Furniture and equipment	8,539	970	7,569	1,023	17	1,006
	$18,670	$1,956	$16,714	$3,705	$84	$3,621

8.	CONVERTIBLE NOTES

On September 21, 2001, the Company issued units consisting of convertible notes in the aggregate principal amount of $605,200 together with 6,052,000 detachable share purchase warrants. The notes were non-interest bearing and were to mature on September 21, 2003. The holders of the convertible notes had the option to convert the notes into common shares of the Company at a conversion price of $0.10 until September 21, 2002 and $0.15 until September 21, 2003.

Each share purchase warrant entitled the holder to purchase one common share of the Company at a price of $0.10 per share on or before September 21, 2002 and at a price of $0.15 per share until September 21, 2003.

Using pricing models, the convertible notes were segregated into the respective fair value of their debt and equity components on the date the convertible notes were originally issued. The convertible notes and detachable warrants issued during the year ended December 31, 2001 were segregated into a debt component of $457,619 and an equity component of $147,581.

As of December 31, 2002, all of the notes had been converted to equity.

9.	CAPITAL STOCK

Capital stock transactions

During the year ended December 31, 2001, the following stock transactions occurred:

	a)	The company completed a 5 for 1 share consolidation. As a result, the total number of common shares outstanding was reduced by 2,828,389; and

b)
The Company issued convertible notes with detachable warrants. The equity component related to these securities was $147,581. During the year ended December 31, 2001, $90,000 in convertible notes was converted to 900,000 common shares, resulting in a decrease of $21,955 in the equity component.

PMI VENTURES LTD. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian Dollars) DECEMBER 31, 2003

9.	CAPITAL STOCK (cont'd…)

During the year ended December 31, 2002, the following stock transactions occurred:

a)
The Company issued 5,152,000 common shares on the conversion of all outstanding $568,200 in notes payable, resulting in a $125,626 reduction in the equity component of the notes. Related issuance costs totalled $10,494;

	b)	The Company issued 1,250,000 common shares for proceeds of $187,500 on the exercise of warrants; and

	c)	$13,500 was received in advance as partial payment for 250,000 shares to be issued on the exercise of a like amount of warrants. However, the shares were not yet issued as at December 31, 2002.

During the year ended December 31, 2003, the following stock transactions occurred:

	f)	The Company issued 4,982,000 shares on the exercise of warrants for proceeds of $859,801;

	g)	78,333 common shares were issued for proceeds of $19,583 on the exercise of stock options;

h)
The Company issued 7,234,674 common shares on private placements to investors for total proceeds of $3,671,900. Fees and commissions related to these offerings totalled $200,808, resulting in net proceeds to the Company of $3,471,092. In conjunction with these private placements, a total of 4,911,491 share purchase warrants were issued, of which 444,231 were issued to agents in conjunction with finders fees and 4,467,260 were issued to investors.

	i)	1,000,000 common shares were issued at a fair value of $735,000 for mineral property interests; and

	j)	50,000 common shares were issued at a fair value of $35,000 to acquire a subsidiary company (Note 3).

Escrow shares

Included in issued and outstanding shares at December 31, 2003 are 62,083 (2002 – 62,083) common shares that are escrowed shares and may not be transferred, assigned or otherwise dealt with without the consent of the regulatory authorities.

Stock options

The Company, in accordance with the policies of the TSX-V, is authorized to grant options to its directors, officers and employees to acquire up to 20% of issued and outstanding common stock. The options are for a maximum term of 5 years and vest in three tranches over a period of 1.5 years.

PMI VENTURES LTD. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian Dollars) DECEMBER 31, 2003

9.	CAPITAL STOCK (cont'd…) Stock options (cont'd…) As at December 31, 2003, the following incentive stock options were outstanding and exercisable:

			Weighted
		Number of	Average		Average Remaining
Number	Exercise	Options	Exercise		Contractual Life
of Shares	Price	Exercisable	Price	Expiry Date

716,667	$ 0.25	716,667	$ 0.25	November 27, 2007	3.91 years
1,205,000	$ 0.70	401,667	$ 0.70	May 23, 2008	4.40 years
100,000	$ 0.70	-	-	August 28, 2008	4.66 years
360,000	$ 0.70	-	-	October 14, 2008	4.79 years
2,381,667		1,118,334

Stock option transactions and the number of stock options outstanding are summarized as follows:

	2003		2002		2001

		Weighted		Weighted		Weighted
		Average		Average		Average
	Number	Exercise	Number	Exercise	Number	Exercise
	of Options	Price	of Options	Price	of Options	Price

Options, beginning
of year	795,000	$0.25	-	$-	100,000	$0.15
Granted	1,665,000	0.70	795,000	0.25	-	-
Exercised	(78,333)	0.25	-	-	-	-
Expired/ forfeited	-		-	-	(100,000)	0.15

Options, end of year	2,381,667	$0.56	795,000	$0.25	-	$-

Weighted average fair
value of options granted		$0.14		$0.30		$-

Stock-based compensation

During the year ended December 31, 2003, the Company elected to adopt the fair value method to value stock based compensation. Under the transitional provisions of Section 3870, the method has been applied prospectively.

PMI VENTURES LTD. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian Dollars) DECEMBER 31, 2003

9.	CAPITAL STOCK (cont'd…)

Stock-based compensation (cont'd…)

During the year ended December 31, 2002, the Company measured compensation costs using the intrinsic value- based method for employee stock options. Had the compensation costs for the year ended December 31, 2002 been determined based on the fair value of the options at the grant date using the Black-Scholes option pricing model, additional compensation expense would have been recorded in the statement of operations of the period, with pro forma results as presented below. Under the transitional provisions of Section 3870, comparative figures for the year ended December 31, 2001 are not required.

2002

Loss for the year as reported	$(506,134)
Compensation expense	(167,228)

Pro forma net loss for the year	$(673,362)

Pro forma basic and diluted loss per common share	$(0.12)

The Company granted 1,665,000 stock options to employees during the year ended December 31, 2003. Accordingly, the stock based compensation recognized, based on the Black-Scholes options pricing model, was $121,093 and was recorded as wages and benefits expense.

The Company granted 100,000 stock options during the year ended December 31, 2002 to third party consultants. Accordingly, the stock-based compensation recognized, based on the Black-Scholes option pricing model, was $30,062 (2001 - $Nil) and was recorded as an engineering consulting expense.

The Company also granted 695,000 stock options during the year ended December 31, 2002 to employees at an exercise price below the share price at the date of granting. Accordingly, the stock-based compensation recognized, based on the intrinsic value was $21,600 (2001 - $Nil) and $20,100 (2001 - $Nil) and was recorded as management fees and wages and benefits, respectively.

The following weighted-average assumptions were used for the Black-Scholes valuation of stock options granted during the years ended December 31, 2003 and 2002:

	2003	2002

Risk-free interest rate	3.09% - 3.20%	4.39%
Expected life of options	0.5 to 1.5 years	5 years
Stock price volatility	50% - 58%	185.85%
Dividend rate	0.00%	0.00%

PMI VENTURES LTD. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian Dollars) DECEMBER 31, 2003

9.	CAPITAL STOCK (cont'd…)

Warrants The following share purchase warrants were outstanding at December 31, 2003:

Number	Weighted
of Shares	Average Grant	Exercise Price	Expiry Date
	Date Fair Value

1,519,845	$0.12	$0.85	April 4, 2004

		$.70 during year one and	October 16, 2005
3,211,646	$0.13	$1.00 during year two
4,731,491	$0.13

10.

RELATED PARTY TRANSACTIONS

During the current year, the Company paid or accrued management fees of $81,200 (2002 - $55,600; 2001 -$30,000) to directors and companies controlled by an officer and a director of the Company.

During the current year, the Company paid or accrued $1,543,400 (2002 - $Nil; 2001 - $Nil) with respect to the Company's Ghanaian operations and project management of mineral property exploration activities to a company related by virtue of its having a director who is also an officer of the Company.

Included in convertible notes and equity component of convertible notes at December 31, 2003 is $Nil (2002 - $Nil; 2001 - $205,000) advanced by directors of the Company.

Amounts due from and to related parties are unsecured, non-interest bearing with no specific terms of repayment and accordingly the fair value cannot be determined. These amounts have been advanced for the purposes of working capital between companies with a director in common.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

PMI VENTURES LTD. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian Dollars) DECEMBER 31, 2003

11.	INCOME TAXES A reconciliation of income taxes at statutory rates with the reported income taxes is as follows:

	2003	2002	2001

Loss for the year	$(1,018,341)	$(506,134)	$(107,768)

Expected income tax expense (recovery)	$(382,896)	$(200,429)	$(47,418)
Non-deductible expenses	22,436	1,017	-
Write-down of oil and gas properties	-	123,644	-
Unrecognized benefit of non-capital losses	360,460	75,768	47,418

Total income taxes	$-	$-	$-

The significant components of the Company's future income taxes assets are as follows:

	2003	2002	2001

Future income tax assets:
Non-capital loss carryforwards	$355,000	$260,000	$244,000
Cumulative exploration and development expenses	617,000	652,000	722,000
Other	59,000	3,000	-

	1,031,000	915,000	966,000
Valuation allowance	(1,031,000)	(915,000)	(966,000)

Net future income tax assets	$-	$-	$-

The Company has non-capital losses of approximately $997,000 available for deduction against future taxable income. These losses, if not utilized, will expire through 2010. Subject to certain restrictions, the Company also has resource expenditures of approximately $3,842,000 available to reduce taxable income in future years. Future tax benefits which may arise as a result of these non-capital losses and resource deductions have not been recognized in these financial statements and have been offset by a valuation allowance.

12.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS The significant non-cash transactions of the Company for the year ended December 31, 2003 consisted of the following:

a)	Purchase of subsidiary company for capital stock valued at	$35,000
b)	Deferred exploration costs for accounts payable of	$151,939
c)	Acquisition of mineral property for common stock valued at	$735,000

PMI VENTURES LTD. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian Dollars) DECEMBER 31, 2003

12.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS (cont'd….)

The significant non-cash transaction of the Company for the year ended December 31, 2002 consisted of the issuing of 5,152,000 common shares at a value of $515,200 upon conversion of convertible notes resulting in an increase to capital stock of $568,200 and a decrease of $442,574 and $125,626 to convertible notes and equity component of convertible notes, respectively.

The significant non-cash transaction for the year ended December 31, 2001 consisted of the Company issuing 900,000 common shares at a value of $90,000 upon conversion of convertible notes resulting in an increase to capital stock of $90,000 and a decrease of $68,045 and $21,955 to convertible notes and equity component of convertible notes, respectively.

13.	FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and cash equivalents, receivables, due from related parties, short term investment, accounts payable and accrued liabilities and due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest or credit risks arising from the financial instruments. The fair market values of these financial instruments approximate their carrying values, unless otherwise noted.

The Company is exposed to financial risk arising from fluctuations in foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

As substantially all of the Company's mining operations are conducted in Ghana, the Company is subject to different considerations and other risks not typically associated with companies operating in North America and Western Europe. These include risks associated with, among others, political, economic and legal environments and foreign currency exchange. The Company's results may be adversely affected by changes in the political and social conditions in Ghana and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, amongst other things.

14.	COMMITMENT

The Company has entered into an operating lease agreement for office premises. The annual lease commitments under this lease are as follows:

2004	$12,452
2005	12,452

$24,904

PMI VENTURES LTD. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian Dollars) DECEMBER 31, 2003

15.	SEGMENT INFORMATION

The Company primarily operates in one reportable operating segment, being the acquisition and resource properties in Canada and Africa. Prior to the year ended December 31, 2003, the Company's operations were limited to Canada. For the year ended December 31, 2003, the Company's breakdown geographically was as follows:

	Geographic Information

	Canada	Africa	Totals
Revenues	$-	$-	$-
Long lived assets	16,714	825,000	841,714

16.	SUBSEQUENT EVENTS

Subsequent to year end, the Company:

	e)	Incorporated a wholly owned subsidiary, Adansi Gold Company (Gh) Ltd., under the laws of Ghana, West Africa;

	f)	Granted 350,000 stock options to a director and a consultant entitling the holders thereof to purchase 350,000 common shares exercisable at $0.56 per share over a period of five years;

	g)	Cancelled 318,000 stock options; and

	h)	Paid US$100,000 to Goknet pursuant to the letter agreement dated November 22, 2002 (see Note 5) in relation to the acquisition of the Ashanti II Project located in Ghana, West Africa.

17.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"). Material variations in the accounting principles, practices and methods used in preparing these financial statements from principles, practices and methods accepted in the United States ("United States GAAP") are described and quantified below:

PMI VENTURES LTD. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian Dollars) DECEMBER 31, 2003

17.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd…)

	2003			2002

	Balances,		Balances,	Balances,			Balances,
	Canadian		United States	Canadian			United States
	GAAP	Adjustment	GAAP	GAAP		Adjustment	GAAP

Consolidated balance sheets

Current assets	$2,465,684	$-	$2,465,684	$185,978		$-	$185,978
Due from related parties	43,824		43,824	-		-	-
Mineral property interests and							-
deferred exploration costs	2,107,890	(2,107,890)	-	-		-
Oil and gas properties	1		1	1			1
Equipment	16,714	-	16,714	3,621		-	3,621

Total assets	$4,634,113	$(2,107,890)	$2,526,223	$189,600		$-	$189,600

Total liabilities	$245,523	$-	$245,523	$24,238		$-	$24,238
Capital stock	9,507,438	-	9,507,438	4,878,986		(53,000)	4,825,986
Subscriptions received in advance	-	-	-	13,500		-	13,500
Contributed surplus	698,379	-	698,379	71,762		147,581	219,343
Deficit	(5,817,227)	(2,107,890)	(7,925,117)	(4,798,886)		(94,581	(4,893,467)

Total liabilities and stockholders'
equity	$4,634,113	$(2,107,890)	$2,526,223	$189,600	$		$189,600

				2003		2002	2001

Consolidated statements of operations

Net loss, Canadian GAAP				$(1,018,341)		$(506,134)	$(107,768)
Adjustment to mineral property interests and
deferred exploration costs				(2,107,890)		-	-
Accreted interest on conversion of convertible notes				-		(88,337)	(6,244)

Net loss, United States GAAP				$(3,126,231)		$(594,471)	$(114,012)

Basic and diluted loss per share, United States GAAP				$(0.21)		$(0.10)	$(0.04)

Basic and diluted weighted average number of
common shares outstanding, United States GAAP				14,565,562		5,679,999	2,778,635

PMI VENTURES LTD. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian Dollars) DECEMBER 31, 2003

17.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd…)

	2003	2002	2001

Consolidated statements of cash flows

Cash flows used in operating activities, Canadian GAAP	$(891,748)	$(71,657)	$(107,996)
Adjustments to mineral properties	(1,220,951)	-	-

Cash flows used in operating activities,
United States GAAP	(2,112,699)	(71,657)	(107,996)

Cash flows provided by financing activities,
Canadian GAAP and United States GAAP	4,324,937	190,506	483,749

Cash flows used in investing activities, Canadian GAAP	(2,739,958)	(3,705)	(316,815)
Adjustments to mineral properties	1,220,951	-	-

Cash flows used in investing activities,
United States GAAP	(1,519,007)	(3,705)	(316,815)

Increase in cash and cash equivalents	693,231	115,144	58,938

Cash and cash equivalents, beginning of year	174,375	59,231	293

Cash and cash equivalents, end of year	$867,606	$174,375	$59,231

a) Mineral property interests and deferred exploration costs

Under Canadian GAAP, mineral property interests and deferred exploration costs, including acquisition and exploration costs, are carried at cost and written down if the properties are abandoned, sold or if management determines there to be an impairment in value. Under United States GAAP, mineral property interests and deferred exploration costs are expensed as incurred. Once a final feasibility study has been completed, additional costs incurred to bring the mine into production are capitalized as development costs. Costs incurred to access ore bodies identified in the current mining plan after production has commenced are considered production costs and are expensed as incurred. Costs incurred to extend production beyond those areas identified in the mining plan where additional reserves have been established are deferred as development costs until the incremental reserves are produced. Capitalized costs are amortized using the unit-of-production method over the estimated life of the ore body based on proven and probable reserves.

PMI VENTURES LTD. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian Dollars) DECEMBER 31, 2003

17.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd…)

b) Escrow shares

Under Canadian GAAP, shares issued with escrow restrictions are recorded at their issue price, with no revaluation upon release from escrow. Under United States GAAP, escrow shares which are to be released upon the Company meeting certain performance criteria are considered to be contingently issuable. Accordingly, these shares are excluded from the weighted average number of shares outstanding under United States GAAP until they are releasable, and the difference between the fair value of those shares at the time they become releasable from escrow and their original issue price is accounted for as compensation expense. The weighted average number of shares outstanding under United States GAAP for the years ended December 31, 2003, 2002 and 2001 were 14,565,562, 5,679,999, and 2,778,635, respectively.

c) Convertible notes

Under Canadian GAAP, upon issuance of the convertible notes, the net proceeds received are allocated between the liability and equity components of the notes. Upon conversion of the note, the fair value of the note and the related equity components are transferred to capital stock.

Under United States GAAP, the beneficial conversion feature represented by the excess of the fair value of the shares issuable on conversion of the notes, measured on the commitment date, over the amount of the proceeds to be allocated to the common shares upon conversion, would be allocated to additional paid in capital and offset against the convertible notes. This results in a discount on the note that is accreted as additional interest expense over the term of the note and any unamortized balance is expensed immediately upon conversion of the note. Accordingly, for United States GAAP purposes, for the years ended December 31, 2003, 2002 and 2001 additional interest expense (including accretion) of $Nil, $88,337 and $6,244, respectively, has been recorded. The balance sheet adjustment represents the difference between the portion of the convertible debt allocated to equity under Canadian GAAP, net of accretion to date, and the portion allocated to the beneficial conversion feature under United States GAAP, also net of accretion to date.

d) Stock based compensation

Under United States GAAP, Statement of Financial Accounting Standards No. 123, "Accounting for Stock-based Compensation" ("SFAS 123") requires companies to establish a fair market value based method of accounting for stock-based compensation plans. The Company has elected for the year ended December 31, 2003 to account for stock-based compensation using SFAS 123. Accordingly, compensation cost for stock options is measured at the fair value of options granted.

For the years ended December 31, 2002 and 2001, the company elected to account for stock-based compensation using Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees". Accordingly, compensation cost for stock options was measured as the excess, if any, of the quoted market price of the Company's stock at the date of grant over the option price.

PMI VENTURES LTD. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian Dollars) DECEMBER 31, 2003

17.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd…)

e) Stock based compensation (cont'd…)

Under Canadian GAAP, the reporting of stock-based compensation expense in the Company's consolidated financial statements was not required for the year ended December 31, 2001. New accounting and disclosure standards were introduced under Canadian GAAP (see Note 2) for the fiscal years ending December 31, 2002 and 2003.

There is no difference in stock based compensation expense under Canadian GAAP and United States GAAP for the years ended December 31, 2002 and 2003. During 2001, there were no stock options granted.

f) New accounting pronouncements

In July 2001, FASB issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"), that requires recording the fair value of the liability for closure and removal costs associated with the legal obligations upon retirement or removal of any tangible long-lived assets in the period the obligation is incurred and can be reasonably estimated. The initial recognition of the liability will be capitalized as part of the asset cost and depreciated over its estimated useful life. SFAS 143 is required to be adopted effective January 1, 2003.

In April 2003, FASB issued Statements of Financial Accounting Standards No. 149 "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" ("SFAS 149"). SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under FASB Statement No. 133 "Accounting for Derivative Instruments and Hedging Activities". SFAS 149 is generally effective for contracts entered into or modified after June 30, 2003.

In May 2003, FASB issued Statements of Financial Accounting Standards No. 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS 150"). SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003.

In November 2002, FASB issued Financial Interpretation No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"), which requires elaborating on the disclosures that must be made by a guarantor in financial statements about its obligations under certain guarantees. It also requires that a guarantor recognize, at the inception of certain types of guarantees, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN 45 are effective for financial statements issued after December 15, 2002, while the recognition requirements of FIN 45 are applicable for guarantees issued or modified after December 31, 2002.

In January 2003, FASB issued Financial Interpretation No. 46 "Consolidation of Variable Interest Entities" ("FIN 46") (revised in December 17, 2003). The objective of FIN 46 is to improve financial reporting by companies involved with variable interest entities. A variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual

PMI VENTURES LTD. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian Dollars) DECEMBER 31, 2003

17.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd…)

f) New accounting pronouncements (cont'd…)

returns or both. FIN 46 also requires disclosures about variable interest entities that the Company is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after December 15, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after March 15, 2004.

The adoption of these new pronouncements is not expected to have a material effect on the Company's consolidated financial position or results of operations.